Securities and Exchange Commission

August 29, 2008

August 29, 2008

Via EDGAR

Ms. Kimberly Browning

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	Forum Funds (The BeeHive Fund); File No. 811-03023

Dear Ms. Browning:

Forum Funds (the “Registrant”) filed Post-Effective Amendment (“PEA”) No. 233 to its Registration Statement with the Securities and Exchange Commission (the “SEC”) regarding The BeeHive Fund (the “Fund”), a series of the Registrant, on June 16, 2008 (accession number 0001193125-08-134518) to register the Fund as a new series of the Registrant.

Following below is a summary of the comments provided via telephone on Wednesday, August 6, 2008 by the SEC staff (the “Staff”) on the filing and the Registrant’s responses to the comments. Defined terms used below have the same meanings as in the Fund’s prospectus included in PEA 233.

The changes to the Fund’s prospectus and statement of additional information as described below are included in the PEA No. 238 filed on August 29, 2008 pursuant to Rule 485(b) under the Investment Company Act of 1940, as amended (“1940 Act”).

PROSPECTUS

1. COMMENT: With respect to the name of the fund, please explain supplementally the significance, if any, of “BeeHive.”

RESPONSE: Spears Abacus Advisors, LLC (the “Advisor”), the Fund’s investment advisor, has represented that the name “BeeHive” is based on the Spears Abacus & Affiliates original “BeeHive” store in upstate New York. The Advisor further has represented that the name is not indicative of any investment strategy pursued by the adviser.

2. COMMENT: On page 2, under “Interest Rate Risk,” please disclose the lowest rating for bonds the Fund will invest in and who will rate such bonds.

RESPONSE: The Fund had included the relevant disclosure.

Securities and Exchange Commission

August 29, 2008

3. COMMENT: On page 1, under “Principal Investment Strategies,” in the second sentence of the first paragraph, please discuss whether the ADRs the Fund may invest in would be sponsored or unsponsored and the attendant risks associated with these investments.

RESPONSE: As disclosed in the Fund’s SAI, the Fund may invest in both sponsored and unsponsored ADRs. The Fund has added relevant disclosure to the Prospectus and the SAI.

4. COMMENT: With respect to the Fund’s investment objective on page 1, please verify whether the “capital appreciation” objective is fundamental. If not, please provide a representation that the Fund will provide notice to shareholders if its investment objective is changed.

RESPONSE: The investment objective is not a fundamental objective. The Fund would expect to supplement its prospectus or provide another method of notice to Fund shareholders should its investment objective be changed.

5. COMMENT: Under “Principal Investment Strategies,” in the first paragraph on page 1, please disclose whose standard or definition is used to determine that “large market capitalization” companies have “market capitalization of $5 billion and over.” If not a standard source, precede the definition with “in the view of the Advisor,” if applicable.

RESPONSE: The Fund has revised the disclosure to note that the definition is determined by the Advisor.

6. COMMENT: Under “Principal Investment Strategies,” in the first paragraph on page 1, please provide a definition of what constitutes “equity securities.”

RESPONSE: The Fund has revised the relevant disclosure.

7. COMMENT: Please explain what is meant by “absolute return” in the first sentence under “The Advisor’s Process” on page 1. How does this align with the investment objective of capital appreciation? Is there a secondary strategy of income?

RESPONSE: “Absolute returns” refers to measuring fund performance without using a market based index. There is no secondary strategy of income. The Advisor seeks capital appreciation in both strong and weak markets.

Securities and Exchange Commission

August 29, 2008

8. COMMENT: Please note that there is no limit in the statement of additional information or the prospectus with respect to leverage. As a result, please disclose the extent to which leverage would need to be included in Item 2 of the Prospectus as a principal strategy.

RESPONSE: The Fund has included the relevant disclosure in the Fund’s SAI.

9. COMMENT: On page 1, under “Principal Investment Strategies,” in the second paragraph of this section, clarify how investing in bonds would give rise to capital appreciation. Consider whether the investment objective should be “total return?”

RESPONSE: Generally these securities may be purchased at a discount, thereby not altering the investment objective.

10. COMMENT: On page , under “The Advisor’s Process,” in the last sentence of the first paragraph of this section, please disclose any particular industries in which the Fund may focus, to the extent the adviser has identified any.

RESPONSE: The Advisor has not identified any such industries.

11. COMMENT: Please delete the last paragraph under “Small-Capitalization and Mid-Capitalization Company Risk” on page 3, as it appears to be a repeat of the disclosure under “Foreign Investments Risk” on page 2.

RESPONSE: The Fund has deleted the relevant paragraph.

12. COMMENT: Under “Who May Want to Invest in the Fund” on page 3, it is not clear how the investment objective of capital appreciation would be appropriate for investors pursuing a “longer-term investment goal.” Consider whether long-term investors are appropriate for the Fund.

RESPONSE: Long-term investors are appropriate for the Fund because capital appreciation seeks to preserve growth and capital over a long period of time.

13. COMMENT: In footnote 3 to the fee table on page 5, please use another word to describe the agreement with the adviser to “waive” a portion of the fees. The staff’s position is that fees cannot be deemed to have been “waived” if they can be recouped at a later date.

RESPONSE: The Fund has revised the relevant disclosure.

14. COMMENT: Please explain in footnote 4 to the fee table on page 5 that expenses can only be recouped for up to 3 years.

RESPONSE: The Fund has revised the relevant disclosure

Securities and Exchange Commission

August 29, 2008

15. COMMENT: Please add disclosure in footnote 3 to the fee table on page 5 that total annual operating expenses may increase if exclusions from the fee “waiver” agreement with the Advisor would apply.

RESPONSE: The Fund has revised the relevant disclosure.

16. COMMENT: On page 7, under “General Information,” paragraph 1, first sentence, please expand reference to the transfer agent to include receipt of orders by other agents of the Fund.

RESPONSE: The Fund has revised this disclosure.

17. COMMENT: On page 7, under “When and How NAV is Determined,” in the fourth paragraph of this section, the first sentence, please disclose the entity performing fair valuation of Fund securities on behalf of the Board and specify that those persons or entities are performing fair valuation of securities on behalf of the Board.

RESPONSE: The Fund has revised the relevant disclosure.

18. COMMENT: On page 7, under “When and How NAV is Determined,” in the fourth paragraph of this section, please add standard disclosure regarding fair valuation of foreign securities.

RESPONSE: The Fund has revised the relevant disclosure.

19. COMMENT: On page 11, under “Limitations on Frequent Purchases and Redemptions,” in the first paragraph of this section, please state whether the Fund “accommodates” frequent purchases or redemptions per Item 6(e)(4)(ii).

RESPONSE: The Fund has revised the relevant disclosure.

20. COMMENT: On page 11, under “Limitations on Frequent Purchases and Redemptions,” in the fourth sentence of the second paragraph of this section, please clarify whether “(within one business day)” refers only to the right to cancel, or does it also apply to the right to restrict or reject. If not, please disclose what time period applies to the right to restrict or reject. Please also clarify what the right to “restrict” means.

RESPONSE: The Fund has revised the relevant disclosure.

Securities and Exchange Commission

August 29, 2008

21. COMMENT: Please disclose on page 11 under “Limitations on Frequent Purchases and Redemptions,” in the third paragraph of this section, any policy the Fund may have in place, if any, to monitor frequent purchases and redemptions in omnibus or retirement accounts.

RESPONSE: The Fund does not have any additional policies in place to monitor frequent purchases and redemptions in omnibus or retirement accounts.

22. COMMENT: On page 15, under “Redemptions in Kind,” please disclose the risks related to in-kind redemptions, i.e. brokerage costs to shareholders, market risks.

RESPONSE: The Fund has included the relevant disclosure.

STATEMENT OF ADDITIONAL INFORMATION

23. COMMENT: In the section “Investment Policies and Risks,” please separate the disclosure regarding the principal risks and non-principal risks relating to the Fund’s investment strategies.

RESPONSE: The Fund has included a statement at the beginning of the section “Investment Policies and Risks” directing shareholders to the Fund’s prospectus for a discussion of the principal risks of investing in the Fund.

24. COMMENT: On page 10, under “Securities of Investment Companies,” please explain the provisions of the 1940 Act which would be applicable to the Fund’s investment in securities of investment companies.

RESPONSE: The Fund has revised the relevant disclosure.

25. COMMENT: On page 11, under “Industry Concentration,” in the first sentence of this section, please delete the phrase “reserves the right to concentrate” and explain the Fund’s policy with respect to industry concentration.

RESPONSE: The Fund has revised the relevant disclosure.

26. COMMENT: On page 12, under “Concentration,” in the first sentence of this section, please replace “more than 25%” with “25% or more.”

RESPONSE: The Fund has revised the relevant disclosure.

27. COMMENT: With respect to “Borrowing Money,” under “Fundamental Limitations” on page 11, please disclose whether the Fund may enter into reverse repurchase agreements. If so, state up to what percent.

RESPONSE: The Fund has included the relevant disclosure.

Securities and Exchange Commission

August 29, 2008

28. COMMENT: On page 12, under “Making Loans,” in the second sentence of this section, please add “investing in” before “debt securities.”

RESPONSE: The Fund has included the relevant disclosure.

29. COMMENT: Please broaden disclosure under “Issuance of Senior Securities” on page 12 to also allow issuance of senior securities pursuant to Staff interpretations, no action letters, etc. Add disclosure along the lines of “as interpreted or modified from time to time by any regulatory authority having jurisdiction.”

RESPONSE: The Fund has included the relevant disclosure.

30. COMMENT: If the Fund plans to pledge assets to secure borrowing, please include disclosure regarding pledging. Do you want to include a 5% carve out?

RESPONSE: The Fund has included the relevant disclosure.

31. COMMENT: Please replace “Invest,” the first word under “Illiquid Securities,” on page 13, with “Hold.”

RESPONSE: The Fund has revised the relevant disclosure.

32. COMMENT: On page 13, under “Securities of Investment Companies,” please explain the provisions of the 1940 Act which would be applicable to the Fund’s investments in securities of investment companies.

RESPONSE: The Fund has included the relevant disclosure on page ten of the statement of additional information.

PART C

33. COMMENT: Please make sure all Exhibits are complete by the time the (b) filing is submitted. Please provide any Exhibits which have not been submitted with PEA No. 233, such as the Compliance Services Agreement with Atlantic Fund Administration, under (h)(13), supplementally. Providing “Form of” agreements is acceptable.

RESPONSE: The Trust has included all exhibits in its Rule 485(b) filing regarding the Fund.

*        *        *        *        *

Securities and Exchange Commission

August 29, 2008

In connection with responding to the Staff’s comments, we acknowledge that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you should have any questions regarding the enclosed information, please contact me directly at (202) 778-9187.

Kind regards,

/s/ Francine J. Rosenberger
Francine J. Rosenberger

cc:	Nell-Garwood Garvey

Atlantic Fund Administration